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                                                               Exhibit 18.1


February 5, 2002

Board of Directors
Knowles Electronics Holdings Inc.
1151 Maplewood Drive
Itasca, Illinois, 60143


Dear Sirs:

Note 1 of Notes to consolidated financial statements of Knowles Electronics Holdings, Inc. included in its Form 10-K for the year ended December 31, 2001 describes a change in the method of determining the cost of inventories from LIFO, the old method, to FIFO, the new method. We conclude that such change in the method of accounting is to an acceptable alternative method, which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.


                                        Very truly yours,



                                        Ernst & Young LLP
                                        Chicago, Illinois